  Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 31, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Kevin Woody

Re:	American Realty Capital Global Trust Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 7, 2014
File No. 0-55202

Dear Mr. Woody:

On behalf of our client, American Realty Capital Global Trust Inc. (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 15, 2014 (the “Amendment”) to the Annual Report on Form 10-K filed by the Company with the Commission on March 7, 2014 (the “10-K”).

Responses to the comments have been provided by the Company to us and are set forth below.

Item 1. Business, page 5

1.	We note that you invest in net leases and that you consider tenant creditworthiness in your evaluation of investment opportunities. In future filings, please also include a discussion of how management monitors the tenant credit quality of its current portfolio.

The Company advises the Staff that it will include the requested disclosure in future filings.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Real Estate Investments, page F-9

2.	Please tell us and disclose your policy for determining whether the acquisition of real estate is a business or asset purchase and the result of that determination on how your record the cost of the transaction. Please ensure you address sale/leaseback transactions in your disclosure.

The Company reviews the provisions of FASB Accounting Standards Codification Topic 805 on Business Combinations (“Topic 805") to determine whether an acquisition should be treated as a business combination or an asset acquisition and applies the definition of the term "business" and related guidance set forth in Topic 805 to the transaction. If the assets acquired meet the definition of a business under Topic 805, thereby making the acquisition a business combination, the Company applies the acquisition method for a business combination as provided for in Topic 805; otherwise, the Company accounts for the transaction as an asset acquisition.

Topic 805 defines the term "business" as "[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants." Topic 805 sets forth additional guidance on what constitutes a business and provides that a business is comprised of three elements: input; process; and output. Topic 805 defines the first element, input, as "[a]ny economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it." Topic 805 defines the second element, process, as "[a]ny system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs." Topic 805 provides examples of what constitutes a process, which include "strategic management processes, operational processes, and resource management processes," but which typically exclude "[a]ccounting, billing, payroll, and other administrative systems." With respect to the third element, output, Topic 805 provides that outputs are created by the combination of the first two elements (i.e., inputs and processes applied to those inputs), but are not required for an integrated set to qualify as a business.

In conducting an analysis of the application of Topic 805, the Company reviews the detailed definitions of inputs, processes and outputs for each acquisition. The Company generally acquires single occupancy, special purpose properties that are leased, or, in the case of sale/lease back transactions, will be leased concurrently with the acquisition, under long-term triple-net leases. Accordingly, the Company believes that the first element necessary to qualify as a business under Topic 805, input, is satisfied in that the acquisition of its properties represents the inputs necessary for the Company to implement its business plan to operate as a lessor of real estate . The Company has generally concluded that its acquisitions of net lease properties, including acquisitions through sale/leaseback transactions, have involved a “process” component because the Company has the capability and intent to operate, or engage a third-party to operate, property management, maintenance, security and other functions at the acquired properties, which meet the definition of a process as defined in Topic 805.  Additionally, the Company utilizes the acquired properties to generate rental income as an output from the properties.  Therefore, the Company believes that each of the three elements of a business is present, and it is appropriate to apply the business combination guidance (ASC 805) in determining the accounting for its acquisitions.

Where acquisitions are assessed as being business combinations, the acquisition costs are treated as expenses in the Company’s financial statements. Where acquisitions are assessed as being asset acquisitions, the acquisition costs are generally capitalized and subsequently amortized as appropriate.

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The Company advises the Staff that it will clarify its disclosure relating to the classification of acquisitions, and provide further disclosure of the effect of such classifications on its financial statements, in its next Annual Report on Form 10-K.

Form 8-K’s filed on May 7, 2013, June 10, 2013 and July 24, 2013

3.	We note that you have presented within each of the above-referenced Form 8-K’s summary financial information for Travis Perkins plc, Everything Everywhere Limited and Thames Water Utilities Limited, along with disclosure as to where audited financial statements could be located on the internet for these companies. Please tell us how you have complied with the applicable rules to provide financial statements of significant asset concentrations as these financial statements have not been filed pursuant to the Exchange Act.

Although the Staff’s Financial Reporting Manual (“FRM”) Section 2340 provides that “[a]n asset concentration is generally considered ‘significant’ if it exceeds 20% of the registrant’s assets as of its most recent balance sheet,” FRM Section 2305.5 provides that in the case of triple net leased properties acquired by a blind pool registrant during its distribution period, significance should be measured against the “[r]egistrant’s assets as of the date of the acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months.”

As of May 3, 2013, June 7, 2013 and July 19, 2013, the Company’s total assets plus then-anticipated proceeds net of commissions expected to be raised in the registered offering over the following 12 months were $185.0 million, $224.9 million and $268.9 million, respectively. Measured against these totals, the acquisitions on those dates comprised approximately 3.3%, 5.5% and 6.8%, respectively. Compared against total assets plus actual capital raised during the following 12 months, the acquisitions comprised approximately 0.8%, 1.1% and 1.2%, respectively. As such, the properties were not “significant” for purposes of the test for significant tenant concentration and therefore financial statements of tenants were not required.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

cc:	Michael J. Choate, Esq.
James A. Tanaka, Esq.

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